# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OCTAVE SPECIALTY GROUP INC, CIK 0000874501
CUSIP: 023139884
Title of class of securities: Common stock par value $0.01 per share
Address of issuer's principal executive offices: 40 WALL STREET, 40 WALL STREET, NEW YORK, New York (NY), 10005
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001595888-26-000014
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 771,384; sole dispositive power 0; shared dispositive power 771,384; aggregate amount beneficially owned 771,384 (1.7% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 420,679; sole dispositive power 0; shared dispositive power 420,679; aggregate amount beneficially owned 420,679 (0.9% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 102; sole dispositive power 0; shared dispositive power 102; aggregate amount beneficially owned 102 (0% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 350,603; sole dispositive power 0; shared dispositive power 350,603; aggregate amount beneficially owned 350,603 (0.8% of the class)

## Item 1. Issuer
Name of issuer: OCTAVE SPECIALTY GROUP INC
Address of issuer's principal executive offices: 40 WALL STREET, 40 WALL STREET, NEW YORK, NEW YORK, 10005.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 771,384.00
Percent of class: 1.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 771,384.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 771,384.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary:
Jane Street Capital, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
Jane Street Options, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
Jane Street Global Trading, LLC - N/A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)